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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

Sherman             Mandel
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   (Last)               (First)                 (Middle)

c/o 210 Darmouth
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                                    (Street)

Pawtucket           Rhode Island                02860
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

March 19, 1997
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

American HealthChoice, Inc.   AHIC
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


      Manager of limited liability company investor
      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)
(Month/Day/Year)

   [ X ]   Form filed by One Reporting Person

   [   ]   Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

N/A
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                        2. Date Exercisable           (Instr. 4)                                          Derivative
                           and Expiration Date     ---------------------------------    4. Conver-        Security:
                           (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                        ----------------------                            or               Exercise       (D) or         Indirect
                        Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security    Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)           cisable    Date           Title                   Shares           Security       (Instr.5)      (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Warrants                3/20/97(1)   4/1/98       Common Stock, $.001     1,000,000(2)    $2.375         (I)            By limited
                                                  par value                                                             liability
                                                                                                                        company
------------------------------------------------------------------------------------------------------------------------------------
Options                 4/18/97(1)   9/19/98      Common Stock, $.001     2,000,000(2)     $2.75         (I)            By limited
                                                  par value                                                             liability
                                                                                                                        company
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====================================================================================================================================

Explanation of Responses:

(1) See discussion on Page 3 with respect to issuance of warrants and Options identified in Table II above.

(2) The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.




/s/ Mandel Sherman                                       July 16, 1997
---------------------------------------------            -----------------------
By: Mandel Sherman                                       Date
    of Wingate Financial Associates, LLC
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

                             Additional Information

1.   Reporting Person: Mandel Sherman
                       c/o 210 Darmouth
                       Pawtucket, RI 02860

2.   Date of Event:    March 19, 1997

4.   Issuer:           American HealthChoice, Inc. (AHIC)

Explanation of Response (continued):

The warrants were granted to Wingate Financial Associates, LLC ("Wingate"), for which company the Reporting Person is the Manager, in partial consideration of assisting the Issuer in its capital raising efforts as well as a $550,000 loan to such Issuer (collectively, the "Transaction"). Such warrants entitle Wingate to purchase up to 1,000,000 shares of Common Stock of the Issuer any time after March 20, 1997 and before April 1, 1998, at an exercise price of $2.375 per share.

The options were granted to the Wingate by certain existing stockholders of the Issuer as a further inducement to Wingate to enter into the Transaction. Such options entitle Wingate to purchase up to an aggregate of 2,000,000 additional shares of Common Stock of the Issuer (the "Option Shares"), at an exercise price of $2.75 per share, as follows: (i) an option to purchase up to 300,000 Option Shares, commencing April 18, 1997, in the event that the Company's Common Stock trades at $5.00 for 5 consecutive trading days; (ii) an option to purchase up to an additional 300,000 Option Shares commencing June 17, 1997, in the event that the Company's Common Stock trades at $5.50 for 5 consecutive trading days; (iii) an option to purchase up to an additional 300,000 Option Shares, commencing July 17, 1997, in the event that the Company's Common Stock trades at $6.00 for 5 Consecutive trading days; (iv) an option to purchase up to an additional 300,000 Option Shares, commencing September 15, 1997, in the event that the Company's Common Stock trades at $6.50 for 5 consecutive trading days; (v) an option to purchase up to an additional 300,000 Option Shares, commencing November 14, 1997, in the event that the Company's Common Stock trades at $7.00 for 5 consecutive trading days; and (vi) an option to purchase up to an additional 500,000 Option Shares, commencing January 13, 1998, in the event that the Company's Common Stock trades at $7.00 for 5 consecutive trading days.